1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Taiwan Semiconductor

Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Science-Based Industrial Park,

Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 29, 2004	By:	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer

Taiwan Semiconductor Reports 5% Increase in Sequential EPS Driven by 5% Higher Revenue

Hsin-Chu, Taiwan, R.O.C., January 29, 2004 — Taiwan Semiconductor Manufacturing Company, Ltd. today announced revenues of NT$57.78 billion, net income of NT$16 billion and fully diluted earnings per share of NT$0.79 (US$0.12 per ADS unit) for the fourth quarter ended December 31, 2003. For the full year of 2003, TSMC’s revenue was NT$201.9 billion, 25% higher than in year 2002. Net income for the entire year grew 119% to NT$47.3 billion, while fully diluted earnings per share jumped 122% to NT$2.33 (US$0.34 per ADS unit).

On a sequential basis, fourth quarter results represent a 5.3% increase in revenue, a 5.5% increase in net income and a 5.2% increase in fully diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

The increase in fourth quarter revenue resulted from a 13.5% increase in wafer shipments, a 5.5% decline in wafer average selling price (ASP), and a weaker U.S. dollar exchange rate. Gross Margin for the quarter improved slightly to 39.3% from 39.1% in the previous quarter due to higher utilization levels. Net Margin for the quarter was 27.7% as compared to 27.6% previously.

Lora Ho, vice president and chief financial officer, said the Company’s key financial indicators – cash flow, liquidity, and debt coverage – remained healthy.

“Fourth quarter’s results brought TSMC’s revenues for both the quarter and the full year to new records. We are proud to be among the very few industry leaders whose 2003 top-line performance has surpassed levels achieved in the past.” said Ho. “We expect the performance of the coming quarter to be at least as good as that of the fourth quarter.”

Ho also confirmed that key industry drivers such as outsourcing, capital efficiency requirements, and the increased complexity of advanced integrated circuits continue to favor TSMC.

Ho said that, based upon the current business outlook, management’s expectations for first quarter 2004 performance are:

•	Wafer shipments to increase by a low single digit percentage point sequentially;

•	ASP to decline slightly, but magnitude is less than that of the previous quarter;

•	Overall utilization rate to be about 100 percent or slightly higher;

•	Gross profit margin percentage to remain essentially unchanged sequentially;

•	Demand to improve in the communications segment, remain flat for consumer segment, but experience seasonal decline in the computer segment.

Ho said management also expects 2004 capital expenditure to be about US$2 billion.

January 29, 2004	Taiwan Semiconductor Manufacturing Company	Page 1 of 2

Conference Call & Webcast Notice:

TSMC’s quarterly review conference call will be held at 8 A.M. Eastern Time (9 P.M. Taiwan Time) on Thursday, January 29, 2004. The conference call will also be webcast live on the Internet. Investors wishing to access the live webcast should visit TSMC’s web site at http://www.tsmc.com at least 15 minutes prior to the broadcast. Instructions will be provided on the website to facilitate the download and installation of necessary audio applications. Investors without Internet access may listen to the conference call, in listen only mode, by dialing 1-303-262-2075 in the U.S. and 852-3009-3050 in other locations (Password: TSMC). An archived version of the webcast will be available on the TSMC web site for six months following the Company’s quarterly review conference call and webcast.

Profile

TSMC (TAIEX: 2330, NYSE: TSM)is the world’s largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and a joint-venture fab (SSMC). TSMC’s 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

Safe Harbor Notice:

The statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission (the “SEC”) on June 23, 2003, TSMC’s registration statement on Form F-3, filed with the SEC on October 21, 2003, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT IN TAIWAN

Elizabeth Sun / Julie Chan / Eric Chiang

Investor Relations Division

TSMC

invest@tsmc.com

886-3-568- 2080/ 2085/ 2087

Corporate Headquarters:

Taiwan Semiconductor Manufacturing Company, Ltd.

Fab 12

No. 8, Lin Hsin Road 6,

Hsinchu Science Park,

Hsin-Chu 300,

Taiwan, R. O. C.

Tel: 886/3/563-6688

http://www.tsmc.com

(Management Report and Tables Follow)

January 29, 2004	Taiwan Semiconductor Manufacturing Company	Page 2 of 2

FOR IMMEDIATE RELEASE

4Q03	Quarterly Management Report January 29, 2004

CONTACT IN TAIWAN

Elizabeth Sun / Julie Chan / Eric Chiang

Investor Relations Division

TSMC

invest@tsmc.com

886-3-568-2085/ 2080/ 2087

Topics in This Report

•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

Operating Results Review:

Summary:

(Amount in NT $ Bn except noted otherwise)	4Q03	3Q03	4Q02	QoQ	YoY
EPS (NT$ per com. shr.)	0.79	0.75	0.12	5%	554%
(US$ per ADR unit)	0.12	0.11	0.02

Net Sales	57.78	54.88	41.15	5%	40%
Gross Profit	22.71	21.45	10.68	6%	113%
Operating Expense	(6.08)	(4.96)	(5.03)	23%	21%
Non-Operating Items	0.94	0.22	(2.57)	332%	n.a.
Net Income	16.00	15.17	2.55	5%	527%

Wafers Shipped (kpcs 8”-equiv.)	1127	992	682	14%	65%
Capacity Utilization	101%	98%	66%

Remarks:

EPS of NT$0.79 for 4Q03 presents a 5.2% increase compared with 3Q03. The operating results of 4Q03 are summarized below:

Net sales grew 5.3% sequentially to NT$57.8 billion, resulting largely from a 13.5% increase in wafer shipments, a 5.5% decrease in wafer ASP, and a slightly unfavorable foreign exchange.

Gross profit rose 5.9% sequentially to NT$22.7 billion mainly driven by higher capacity utilization, as gross margin improved to 39.3% from 39.1% in 3Q03.

Operating expenses of NT$6.1 billion increased 22.6% sequentially. Higher research and development expenditures were the main reason behind the increase.

Net gain from non-operating items amounted to NT$943 million. This represents a NT$722 million improvement on a sequential basis; mainly reflecting improved operating performance by TSMC subsidiary/affiliates as well as capital gains from the disposal of venture capital equity investments.

Income before tax rose 5.1% sequentially to NT$17.6 billion. After NT$1.6 billion net tax expense, TSMC’s 4Q03 net income increased 5.5% to NT$16.0 billion while net margin improved slightly to 27.7%.

Taiwan Semiconductor Manufacturing Company, Ltd.

January 29, 2004

I. Revenue Analysis

I – I. Wafer Sales Analysis

By Application	4Q03	3Q03	4Q02
Computer	35%	36%	39%
Communication	42%	36%	35%
Consumer	17%	21%	18%
Industrial/Others	4%	5%	5%
Memory	2%	2%	3%

By Technology	4Q03	3Q03	4Q02
0.13um-	18%	19%	8%
0.15um	17%	20%	24%
0.18um	28%	27%	21%
0.25um	20%	19%	25%
0.35um	10%	8%	11%
0.50um+	7%	7%	11%

By Customer Type	4Q03	3Q03	4Q02
Fabless	71%	73%	68%
IDM	29%	26%	31%
System	0%	1%	1%

By Geography	4Q03	3Q03	4Q02
North America	75%	76%	76%
Asia Pacific	12%	11%	14%
Europe	5%	5%	5%
Japan	8%	8%	5%

Revenue Analysis:

Net sales of NT$57.8 billion was 5.3% higher than the NT$54.9 billion recorded in 3Q03. The growth in TSMC wafer sales was attributable to 13.5% higher wafer shipments, and was offset partially by 5.5% lower average selling price in U.S. dollar terms and a stronger NT dollar.

Communication applications, especially wireless, were the principal revenue drivers in the quarter. The decrease in demand for Computer and Consumer applications resulted from the seasonality of these applications.

Demand from mature technologies strengthened in 4Q03. Revenue from advanced technology wafers decreased from 66% to 63% of the Company’s total wafer sales in the quarter.

Revenue from the IDM segment strengthened to 29% of net sales during the quarter versus 26% in 3Q03.

On a geographical basis, the revenue mix changed little from the previous period.

Revenue contributed by TSMC subsidiary/affiliates amounted to 12% (NT$7.2 billion) of net sales during the quarter versus 11% (NT$5.8 billion) in 3Q03.

ASP Trend:

Average selling price in U.S. dollars declined 5.5% versus 3Q03. This was mainly due to a product mix shift in favor of mature technologies as well as a competitive pricing environment in 4Q03.

2

Taiwan Semiconductor Manufacturing Company, Ltd.

January 29, 2004

II. Utilization & Capacity

Utilization Rate:

Overall capacity utilization improved to 101% in the latest quarter from 98% in the third quarter. This increase reflected the sequential business improvement experienced in the fourth quarter.

II – 2. Capacity

Fab/(Wafer size)	4Q03 (Act.)	2003 (Act.)	1Q04 (Est.)
Fab-2 (6”)[1]	227	872	216
Fab-3 (8”)	213	810	208
Fab-5 (8”)	112	436	105
Fab-6 (8”)	183	679	187
Fab-7 (8”)	35	201	53
Fab-8 (8”)	189	698	180
Fab-12 (12”)[2]	40	108	43
TSMC – owned capacity 8”-equivalent Kpcs[3]	949	3,556	950
Wafer Tech (8”)	89	353	88
SSMC (8”)	29	105	30
Total TSMC – Managed, 8”-equivalent Kpcs[3]	1,067	4,014	1,067

Note:	[1] Figues represent number of 6” wafers

2 Figues represent number of 12” wafers

3 Conversion to 8”-equivalent wafers: division by 1.78 for 6” wafers and multiplication by 2.25 for 12” wafers.

Capacity:

Total TSMC managed capacity in 4Q03 was 1,067k in terms of 8-inch equivalent wafers, representing 5.4% sequential capacity growth.

While the majority of TSMC fabs will conduct annual maintenance in 1Q04, TSMC managed capacity is expected to remain flat from the previous quarter, at 1,067kpcs in terms of 8-inch equivalent wafers.

Annual Maintenance Schedule

Month	Fab
December, 2003	Fab 12
January, 2004	Fab 5
February, 2004	Fab 8
March, 2004	Fab 2
April, 2004	Fab 3 and 7

Overall installed capacity for year 2004 is expected to reach beyond 4.6 million 8-inch equivalent wafers, representing a 15% year-on-year growth, while capacity in its 12-inch wafer fabs will increase by about 130%.

3

Taiwan Semiconductor Manufacturing Company, Ltd.

January 29, 2004

III. Profit & Expense Analysis

III – 1. Gross Profit Analysis

(Amount: NT$ Billion)	4Q03	3Q03	4Q02	QoQ	YoY

COGS	35.1	33.4	30.5	5%	15%
Depreciation	13.9	14.0	13.3	-1%	8%
Other MFG Cost	21.2	19.4	17.2	9%	31%

Gross Profit	22.7	21.4	10.7	6%	113%

Gross Margin
– TSMC	39%	39%	26%
– TSMC w/o affiliates	44%	43%	28%

Gross Profit Analysis:

Gross profit increased NT$1.3 billion to NT$22.7 billion. Gross margin improved slightly to 39.3% from39.1% in 3Q03. The increase in gross margin was primarily due to the increase in capacity utilization.

Excluding wafers manufactured by TSMC affiliates, the gross margin from TSMC’s manufacturing activities was 44%, up from 43% in the previous quarter.

III – 2. Operating Expense Analysis

(Amount: NT$ Billion)	4Q03	3Q03	4Q02	QoQ	YoY

Total Operating Exp.	6.09	4.96	5.03	23%	21%
SG&A	2.03	1.89	1.49	7%	36%
Research & Development	4.06	3.07	3.54	32%	15%

Operating Expenses:

Operating expenses rose 23% sequentially. Selling, general and administrative expenses increased 7% due to business activity growth. Research and development expenditures increased 32% sequentially due to continued development activities in 0.11 um, 90 nm and 65nm technologies and in 12-inch wafer manufacturing processes.

III – 3. Non-Operating Items

(Amount: NT$ Million)	4Q03	3Q03	4Q02

Non-Operating Income/(Exp.)	(193)	(141)	(411)
Net Interest Income/(Exp.)	(139)	(168)	(301)
Other Non-Operating	(54)	27	(110)

L-T Investments	1,135	361	2,162
WaferTech*	549	289	(976)
SSMC	131	73	(159)
VIS	99	124	(248)
Miscellaneous	356	(125)	3,545

* Operation results only; does not include amortization of impaired assets.

Non-Operating Items:

The combination of Non-operating Items improved from a gain of NT$220 million in 3Q03 to a gain of NT$943 million in 4Q03. Non-operating Expenses of NT$193 million in the latest quarter was due to net interest expense and foreign exchange hedging costs. A long-term investment gain of NT$1.1 billion resulted from general improvement of business operations at TSMC subsidiaries/affiliates, as well as gains realized from disposal of venture capital equity investments in the latest quarter.

4

Taiwan Semiconductor Manufacturing Company, Ltd.

January 29, 2004

IV. Financial Condition Review

IV—1. Liquidity Analysis

(Amount: NT$ Billion)	4Q03	3Q03	4Q02

Cash & S-T Investments	110.8	94.4	61.7
Accounts Recivable	25.8	25.0	16.4
Inventory	10.9	11.8	10.3
Total Current Assets	158.5	135.2	94.7

Accounts Payable	25.5	27.2	27.2
Total Current Liabilities	30.5	27.2	31.2

Current Ratio (x)	5.2	5.0	3.0

Net Working Capital	128.0	108.0	63.6

Liquidity Analysis:

Total current assets were NT$23.3 billion higher on a sequential basis, mainly due to higher levels of cash and short-term investments. The Company’s current ratio was 5.2x, slightly higher than the 5.0x in 3Q03.

Net working capital of NT$128.0 billion was NT$20.0 billion greater than that in the third quarter, reflecting stronger operating cash flows.

Receivable/Inventory Days Trend:

Turnover of receivables improved to the equivalent of 40 days revenue compared to 41 days experienced in the last quarter. The improvement was due to better management of collections during the quarter.

On a year-to-date basis, inventories amounted to an equivalent of 36 days of cost-of-goods-sold, representing a slight decrease from 38 days in the previous quarter.

IV—3. Debt Service

(Amount: NT$ Billion)	4Q03	3Q03	4Q02

Cash & S-T Investments	110.8	94.4	61.7

Interest-Bearing Debt	35.0	35.0	39.0

Net Cash Reserves	75.8	59.4	22.7

Debt Service:

Net cash reserves (the excess of cash and equivalents over interest-bearing debt) increased significantly by NT$16.4 billion to NT$75.8 billion in 4Q03, reflecting TSMC’s consistently strong operating cash flow.

Interest-bearing debt remained unchanged at NT$35.0 billion.

5

Taiwan Semiconductor Manufacturing Company, Ltd.

January 29, 2004

V. Cash Flow & CapEx

V—1. Cash Flow Analysis

(Amount: NT$ Billion)	4Q03	3Q03	4Q02

Net Income	16.0	15.2	2.6
Depreciation & Amortization	15.5	15.5	16.1
Other Op Sources/(Uses)	(0.0)	3.3	5.2

Total Op Sources/(Uses)	31.5	33.9	23.9

Capital Expenditure	(12.8)	(8.2)	(17.9)
Short Term Investment	(0.9)	(8.6)	0.0

Net Investing Sources/(Uses)	(15.9)	(17.4)	(21.7)

Net Financing Sources/(Uses)	(0.1)	(0.4)	(5.1)

Net Cash Position Changes	15.6	16.2	(2.9)

Summary of Cash Flow:

During 4Q03, TSMC generated NT$31.5billion operating cash inflow due mainly to higher net income.

Net cash used in investing activities totaled NT$15.9 billion, including acquisitions of fixed assets in the amount of NT$12.8 billion and increases in short-term investments of NT$0.9 billion. Increases in short-term investments are mainly for purchasing government bonds. Net financing uses of NT$0.1 billion reflect the return of guarantee deposits to a few customers.

TSMC ended the quarter with NT$15.6 billion more cash and NT$0.9 billion more short-term investments than the previous quarter. In total, cash & short-term investment increased by NT$16.5 billion sequentially.

Operating Cash Flow Trend:

Operating cash flow of NT$31.5 billion was 7% lower than in the previous quarter, largely due to a higher net income, essentially flat depreciation, and reclassification of NT$5.0 billion corporate bond to short-term liabilities.

V-3. Capital Commitment and Capacity Highlights

•	Actual 2003 capital expenditure: US$1.1 billion.

•	Estimated 2004 capital expenditure to be about US$2 billion.

•	Estimated 2004 capacity (excluding VIS): to be around 4.6 million wafers at 8”-equivalent, 15% growth year over year.

Capital Spending:

TSMC’s capital expenditures during the quarter totaled US$373.0 million, 58% higher than in the previous quarter. Most of the spending was for capacity ramp-up in Fab 12. During 2003, capital expenditures totaled US$1.1 billion.

TSMC remains fully committed to providing capacity that meets both the fabrication and technological needs of its customers. The Company intends, however, to manage capacity in accordance with the strength of actual and sustainable demand so as to meet its return objectives for shareholders.

6

Taiwan Semiconductor Manufacturing Company, Ltd.

January 29, 2004

VI. Recap of Recent Important Events & Announcements

•	TSMC R&D Team Receives 2003 Outstanding Scientific and Technological Worker Award from Executive Yuen of Republic of China (2003/12/22)

•	TSMC Filed Law Suit Against SMIC for Patent Infringement and Trade Secret Misappropriation (2003/12/19)

•	TSMC Reported the December 10 Earthquake Not Expected to Impact TSMC’s December Wafer Output (2003/12/11)

•	TSMC Board of Directors Approved Plans to Expand 300mm Wafer and Advanced Technology Capacity (2003/12/02)

•	TSMC and OmniVision to Establish Joint Venture VisEra (2003/11/19)

Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

7

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD. UNCONSOLIDATED BALANCE SHEET As of December 31, 2003 and 2002 (Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	Dec. 31, 2003			Dec. 31, 2002		YoY
	USD	NTD	%	NTD	%	Move	Inc(Dec)%
ASSETS
Cash	2,893	98,288	24.8	61,657	16.7	36,631	59.4
Short Term Investment	370	12,559	3.2	0	0.0	12,559	—
Accounts Receivable	759	25,776	6.5	16,446	4.4	9,330	56.7
Inventories	321	10,907	2.8	10,340	2.8	567	5.5
Other Current Assets	324	10,996	2.8	6,304	1.7	4,692	74.4

Total Current Assets	4,666	158,526	40.0	94,747	25.6	63,779	67.3

Long Term Investment	1,117	37,965	9.6	34,978	9.5	2,987	8.5

Fixed Assets	12,826	435,801	109.9	405,640	109.6	30,161	7.4
Less Accumulated Depreciation	(7,285)	(247,514)	(62.4)	(188,448)	(50.9)	(59,067)	31.3

Net Fixed Assets	5,541	188,287	47.5	217,192	58.7	(28,906)	(13.3)

Other Assets	343	11,638	2.9	23,097	6.2	(11,459)	(49.6)

Total Assets	11,667	396,417	100.0	370,016	100.0	26,401	7.1

LIABILITIES
Accounts Payable & Accrued Liabilities	752	25,538	6.4	27,160	7.3	(1,622)	(6.0)
Current Portion of Bonds Payable	147	5,000	1.3	4,000	1.1	1,000	25.0

Total Current Liabilities	899	30,538	7.7	31,160	8.4	(622)	(2.0)

Bonds Payable	883	30,000	7.6	35,000	9.5	(5,000)	(14.3)
Other Long Term Liabilities	196	6,665	1.7	8,002	2.2	(1,338)	(16.7)

Total Liabilities	1,978	67,203	17.0	74,162	20.0	(6,960)	(9.4)

SHAREHOLDERS’ EQUITY
Capital Stock	5,965	202,666	51.1	199,229	53.8	3,437	1.7
Capital Surplus	1,673	56,856	14.3	57,005	15.4	(149)	(0.3)
Legal Reserve	612	20,802	5.2	18,641	5.0	2,161	11.6
Special Reserve	2	69	0.0	0	0.0	69	—
Retained Earnings	1,478	50,229	12.7	22,151	6.0	28,078	126.8
-Previous Year	87	2,970	0.7	541	0.1	2,430	449.2
-Current Year	1,391	47,259	11.9	21,610	5.8	25,648	118.7
Treasury Stock	(48)	(1,633)	(0.4)	(1,923)	(0.5)	290	(15.1)
Unrealized Loss on Long-term Investments	(0)	(0)	(0.0)	(194)	(0.1)	194	(100.0)
Cumulated Translation Adjustment	7	225	0.1	945	0.3	(720)	(76.2)

Total Equity	9,689	329,214	83.0	295,853	80.0	33,361	11.3

Total Liabilities & Shareholders’ Equity	11,667	396,417	100.0	370,016	100.0	26,401	7.1

Note:	(1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.98 per U.S. dollar at of December 31, 2003.

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended December 31, 2003 and 2002

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2003		% of	4Q 2002 (2)	YoY	4Q 2003		% of	3Q 2003	QoQ
	USD	NTD	Sales	NTD	Inc(Dec)%	USD	NTD	Sales	NTD	Inc(Dec)%
Net Sales	1,700	57,780	100.0	41,154	40.4	1,700	57,780	100.0	54,877	5.3
Cost of Sales	(1,032)	(35,072)	(60.7)	(30,472)	15.1	(1,032)	(35,072)	(60.7)	(33,430)	4.9

Gross Profit	668	22,707	39.3	10,682	112.6	668	22,707	39.3	21,447	5.9

Operating Expenses
General and Administrative Expenses	(52)	(1,765)	(3.1)	(1,245)	41.7	(52)	(1,765)	(3.1)	(1,614)	9.3
Selling and Marketing Expenses	(8)	(261)	(0.5)	(248)	5.4	(8)	(261)	(0.5)	(277)	(5.8)
Research and Development Expenses	(119)	(4,055)	(7.0)	(3,538)	14.6	(119)	(4,055)	(7.0)	(3,068)	32.2

Total Operating Expenses	(179)	(6,082)	(10.5)	(5,031)	20.9	(179)	(6,082)	(10.5)	(4,960)	22.6

Income from Operations	489	16,625	28.8	5,651	194.2	489	16,625	28.8	16,487	0.8

Net Non-operating Income (Expenses)	(6)	(193)	(0.3)	(411)	(53.1)	(6)	(193)	(0.3)	(141)	36.7
Investment Gain (Loss)	33	1,135	2.0	(2,162)	—	33	1,135	2.0	361	214.1

Income before Income Tax	517	17,568	30.4	3,078	470.8	517	17,568	30.4	16,708	5.1

Income Tax Credit (Expenses)	(46)	(1,566)	(2.7)	(525)	198.3	(46)	(1,566)	(2.7)	(1,539)	1.7

Net Income	471	16,002	27.7	2,553	526.9	471	16,002	27.7	15,169	5.5

Diluted Earnings Per Ordinary Share (3)	0.02	0.79		0.12	553.9	0.02	0.79		0.75	5.2

Earnings Per ADR (4)	0.12	3.94		0.60		0.12	3.94		3.72
Weighted Average Outstanding Shares (‘M) (5)		20,232		20,221			20,232		20,227

Note:	(1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.99 per U.S. dollar for the fourth quarter of 2003.

(2)    Certain accounts in the financial statement for the three months ended December 31, 2002 have been reclassified to conform to the financial statements for the three months ended December 31, 2003.

(3)    EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.

(4)    1 ADR equals 5 ordinary shares.

(5)    Total weighted average outstanding shares were 20,231,739K shares for 4Q03 and 20,220,989K shares for 4Q02 after the retroactive adjustments for stock dividends and changes in treasury stocks. Similarly, adjustments were also made on total weighted average outstanding shares for 3Q03 ( 20,226,848K shares after adjustments).

Attachment C

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended December 31, 2003 and 2002

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)(1)

Except for Per Share Amounts and Shares Outstanding)

	12 months ended Dec. 31
	2003 USD	2003 NTD	% of Sales	2002 NTD	YoY Inc(Dec) %
Net Sales	5,865	201,904	100.0	160,961	25.4
Cost of Sales	(3,748)	(129,013)	(63.9)	(108,994)	18.4

Gross Profit	2,118	72,892	36.1	51,967	40.3

Operating Expenses
General and Administrative Expenses	(184)	(6,338)	(3.1)	(5,210)	21.6
Selling and Marketing Expenses	(35)	(1,194)	(0.6)	(1,140)	4.7
Research and Development Expenses	(369)	(12,713)	(6.3)	(11,440)	11.1

Total Operating Expenses	(588)	(20,244)	(10.0)	(17,791)	13.8

Income from Operations	1,529	52,648	26.1	34,176	54.0

Net Non-operating Expenses	(70)	(2,411)	(1.2)	(1,347)	78.9
Investment Loss	23	791	0.4	(5,717)	—

Income before Income Tax	1,482	51,028	25.3	27,112	88.2

Income Tax Credit (Expenses)	(110)	(3,770)	(1.9)	(5,502)	(31.5)

Net Income	1,373	47,259	23.4	21,610	118.7

Diluted Earnings Per Ordinary Share(2)	0.07	2.33		1.05	122.4

Earnings Per ADR(3)	0.34	11.63		5.23
Weighted Average Outstanding Shares (‘M)(4)		20,232		20,221

Note:	(1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 34.42 per U.S. dollar for the twelve months of 2003.

(2)    EPS calculation is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.

(3)    1 ADR equals 5 ordinary shares.

(4)    Total weighted average outstanding shares were 20,231,739K shares for the twelve months ended December 31, 2003 and 20,220,989K shares for the twelve months ended December 31, 2002 after the retroactive adjustments for stock dividends and changes in treasury stocks.

Attachment D

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Twelve Months Ended December 31, 2003 and 2002

(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	12 MTHS 2003		12 MTHS 2002	9 MTHS 2003	Q4 2003
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,373	47,259	21,610	31,256	16,002
Depreciation & Amortization	1,795	61,786	57,621	46,291	15,495
Investment Loss Recognized by Equity Method	(23)	(791)	5,717	344	(1,135)
Loss(Gain) on property, plant, equipment and idle assets	41	1,402		1,431	(29)
Loss(Gain) on sale of long-term investments	(2)	(79)	2	(66)	(13)
Deferred Tax on Investment Tax Credit	106	3,640	5,490	2,074	1,566
Changes in Working Capital & Others	(132)	(4,547)	3,848	(4,145)	(402)

Net Cash Provided from Operating Activities	3,157	108,668	94,288	77,185	31,484

Cash Flows from Investing Activities:
Increase in Short-Term Investments	(364)	(12,529)		(11,664)	(865)
Acquisition of Fixed Assets	(1,082)	(37,247)	(54,444)	(24,416)	(12,832)
Proceeds from Disposal of Properties	5	177	495	159	18
Decrease in Deposit out	11	366	229	256	110
Increase in Long-Term Investments	(87)	(3,006)	(10,188)	(1,051)	(1,955)
Proceeds from Sales of Long-Term Stock Investments	14	476	1	458	18
Increase in Deferred Assets	(62)	(2,138)	(5,725)	(1,793)	(345)
Decrease in Other assets	0	9	0	9

Net Cash Used in Investing Activities	(1,566)	(53,892)	(69,630)	(38,041)	(15,851)

Cash Flows from Financing Activities:
Increase (Decrease) in Bonds Payable	(116)	(4,000)	10,000	(4,000)
Increase (Decrease) in Guarantee Deposits & Others	(18)	(632)	(5,816)	(556)	(75)
Decrease in Preferred shares	(378)	(13,000)	0	(13,000)
Cash Dividend—Preferred Shares	(13)	(455)	(455)	(455)
Bonus paid to Directors and Supervisors	(2)	(59)	(134)	(59)

Net Cash Provided from (Used in) Financing Activities	(527)	(18,145)	3,595	(18,070)	(75)

Net Increase (Decrease) in Cash and Cash Equivalents	1,064	36,631	28,253	21,075	15,557

Cash and Cash Equivalents at Beginning of Period	1,791	61,657	33,404	61,657	82,732

Cash and Cash Equivalents at End of Period	2,855	98,288	61,657	82,732	98,288

Note:	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD34.42 per U.S. dollar, the weighted average exchange rate for the twelve months of 2003 .

TSMC

2003 Fourth Quarter Results

Investor Conference

January 29th, 2004

Agenda

Welcome

4Q’03 Financial Results Lora Ho

(unconsolidated)

Remarks Morris Chang

Q&A

Safe Harbor Notice

TSMC’s statements of its current expectations are forward-

looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.

Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the

“SEC”) on June 23, 2003, TSMC’s registration statement on

Form F-3, filed with the SEC on October 21, 2003, and such

other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new

information, future events, or otherwise.

4Q’03 Result Highlights

4Q’03 3Q’03 4Q’02

Amount:NT$ Billion Amount Amount Amount

Net Sales 57.78 54.88 41.15

Net Income 16.00 15.17 2.55

EPS (NT$) 0.79 0.75 0.12

Cash and S-T Investment 110.85 94.40 61.66

Interest-bearing Debt 35.00 35.00 39.00

Shareholders’ Equity 329.21 312.97 295.85

Wafers Shipped (Kpcs) 1,127 992 682

Utilization (%) * 101% 98% 66%

ROE (%) ** 19.9% 19.9% 3.5%

* Calculated by dividing the commercial wafers-out by installed capacity.

Starting from 1Q’03, calculation excludes engineering wafers.

** Annualized ROE for the quarter.

4Q03 Income Statement -

QoQ Comparison

TSMC w/o Affiliates

NT$Billion 4Q’03 3Q’03

Net Sales 50.6 100% 49.1 100%

COGS (28.2) -56% (28.0) -57%

Gross Profit 22.4 44% 21.1 43%

4Q’03 3Q’03 QOQ

Amount:NT$Billion Amount % Amount % %

Net Sales 57.78 100% 54.88 100% 5%

COGS (35.07) -61% (33.43) -61% 5%

Gross Profit 22.71 39% 21.45 39% 6%

Operating Expense (6.08) -11% (4.96) -9% 23%

Operating Income 16.63 29% 16.49 30% 1%

Net Non-operating Income (Exp.) (0.19) 0% (0.14) 0% 37%

Investment Income (Loss) 1.14 2% 0.36 1% 214%

Income before Tax 17.57 30% 16.71 30% 5%

Income Tax Credit (Exp.) (1.57) -3% (1.54) -3% 2%

Net Income 16.00 28% 15.17 28% 5%

EPS (NT$) 0.79 0.75

4Q03 Income Statement -

YoY Comparison

TSMC w/o Affiliates

NT$Billion 4Q’03 4Q’02

Net Sales 50.6 100% 36.9 100%

COGS (28.2) -56% (26.4) -72%

Gross Profit 22.4 44% 10.5 28%

4Q’03 4Q’02 YOY

Amount:NT$Billion Amount % Amount % %

Net Sales 57.78 100% 41.15 100% 40%

COGS (35.07) -61% (30.47) -74% 15%

Gross Profit 22.71 39% 10.68 26% 113%

Operating Expense (6.08) -11% (5.03) -12% 21%

Operating Income 16.63 29% 5.65 14% 194%

Net Non-operating Income (Exp.) (0.19) 0% (0.41) -1% -53%

Investment Income (Loss) 1.14 2% (2.16) -5% -

Income before Tax 17.57 30% 3.08 7% 471%

Income Tax Credit (Exp.) (1.57) -3% (0.53) -1% 198%

Net Income 16.00 28% 2.55 6% 527%

EPS (NT$) 0.79 0.12

2003 Income Statement

TSMC w/o Affiliates

NT$Billion 2003 2002

Net Sales 178.8 100% 143.9 100%

COGS (107.1) -60% (92.8) -64%

Gross Profit 71.7 40% 51.1 36%

2003 2002 YOY

Amount:NT$Billion Amount % Amount % %

Net Sales 201.90 100% 160.96 100% 25%

COGS (129.01) -64% (108.99) -68% 18%

Gross Profit 72.89 36% 51.97 32% 40%

Operating Expense (20.24) -10% (17.79) -11% 14%

Operating Income 52.65 26% 34.18 21% 54%

Net Non-operating Income (Exp.) (2.41) -1% (1.35) -1% 79%

Investment Income (Loss) 0.79 0% (5.72) -4% -

Income before Tax 51.03 25% 27.11 17% 88%

Income Tax Credit (Exp.) (3.77) -2% (5.50) -3% -31%

Net Income 47.26 23% 21.61 13% 119%

EPS (NT$) 2.33 1.05

Balance Sheet & Key Ratios

Amount:NT$Billion 4Q’03 3Q’03 4Q’02

Balance Sheet Amount % Amount % Amount %

Cash & S-T Investment 110.8 28% 94.4 25% 61.7 17%

Accounts Receivable 25.8 7% 25.0 7% 16.4 4%

Inventory 10.9 3% 11.8 3% 10.3 3%

Current Asset 158.5 40% 135.2 35% 94.7 26%

Current Liability 30.5 8% 27.2 7% 31.2 8%

L-T Debt 30.0 8% 35.0 9% 35.0 9%

Equity 329.2 83% 313.0 82% 295.9 80%

Total Asset 396.4 100% 382.2 100% 370.0 100%

Key Ratios

A/R Turnover Days* 40 41 40

Inventory Turnover Days* 36 38 38

Current Ratio 5.2 5.0 3.0

* Income Statement figures, such as sales-(or COGS-)per-day, are calculated using year-to-quarter-end numbers.

Cash Flow

4Q’03 3Q’03 4Q’02

Amount:NT$Billion Amount Amount Amount

From Operation 31.5 33.9 23.9

- Net Profit 16.0 15.2 2.6

- Depreciation & Amort. 15.5 15.5 16.1

From Investment (15.9) (17.4) (21.7)

- Capital Expenditure (12.8) (8.2) (17.9)

- S-T Investment (0.9) (8.6) 0.0

From Financing (0.1) (0.4) (5.1)

- Long-term Bond 0.0 0.0 (5.0)

Sales Breakdown by Technology

0.50u+ 0.35u 0.25u 0.18u 0.15u 0.13u-

100%

8 11

17 19 18

24 21

75% 17

21 20

21 21

50% 24 28

27

25 24

20 20

25% 19

11 12

9 10

8

11 11 9 7 7

0%

4Q02 1Q03 2Q03 3Q03 4Q03

Sales Breakdown by Application

Computer Comm. Consumer Memory Others

100% 5 6 5 5 4

3 2 2 2 2

13 16 17

18 21

75%

38 34

35 42

36

50%

25% 41 43

39 36 35

0%

4Q02 1Q03 2Q03 3Q03 4Q03

Sales Breakdown by Geography

US Asia Europe Japan

100% 5 6 7 8 8

5 5 4

5 5

14 13 12 11

12

75%

50%

76 76 77 76 75

25%

0%

4Q02 1Q03 2Q03 3Q03 4Q03

Note: This chart does not reflect the actual shipment destination of sales.

Sales Breakdown by Customer

Fabless IDM System

1 0 1 1 0

100%

31 32 26 26 29

75%

50%

68 68 73 73 71

25%

0%

4Q02 1Q03 2Q03 3Q03 4Q03

Fab Utilization and ASP Trend

ASP/8” Equiv.* Out Utilization**

(US$) (%)

2,000 101

98 100

88 88

84 70

69 66

1,000 50

0 0

1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03

Utilization (RHS) ASP (LHS)

* Average for all wafers; ASP varies by technology and wafer size.

** Starting 1Q03 calculation of utilization rate excludes engineering wafers.

Installed Capacity by Fab

FAB	Wafer Size	4Q03	2003	1Q04 (est.)
Fab-2*	6"	227	872	216
Fab-3	8"	213	810	208
Fab-5	8"	112	436	105
Fab-6	8"	183	679	187
Fab-7	8"	35	201	53
Fab-8	8"	189	698	180
Fab-12**	12"	40	108	43
Fab-14**	12"			
TSMC-owned (8" Equivalent Kpcs)***		**949**	**3,556**	**950**
Wafer Tech	8"	89	353	88
SSMC	8"	29	105	30
Total TSMC-Managed (8" Equivalent Kpcs)***		**1,067**	**4,014**	**1,067**

* Figures represent number of 6" wafers
** Figures represent number of 12" wafers.
*** Conversions to 8"-equivalent wafers: division by 1.78 for 6" wafer, and multiplication by 2.25 for 12" wafers.

Empowering Innovation

15

Recap of Recent Major Events

TSMC R&D Team Receives 2003 Outstanding Scientific and

Technological Worker Award from Executive Yuen of Republic of China

(2003/12/22)

TSMC Filed Law Suit Against SMIC for Patent Infringement and Trade

Secret Misappropriation (2003/12/19)

TSMC Reported the December 10 Earthquake Not Expected to Impact

TSMC’s December Wafer Output (2003/12/11)

TSMC Board of Directors Approved Plans to Expand 300mm Wafer and

Advanced Technology Capacity (2003/12/02)

TSMC and OmniVision to Establish Joint Venture VisEra (2003/11/19)

Please visit TSMC’s Web site (http://www.tsmc.com) for details and other announcements.

1Q04 Guidance

Wafer shipments to increase by a low single digit percentage point sequentially

ASP to decline slightly, but magnitude is less than that of the previous quarter

Overall utilization rate to be about 100 percent or slightly higher

Gross profit margin percentage to remain essentially unchanged sequentially

Demand to improve in the communications segment, remain flat for the consumer segment, but experience seasonal decline in the computer segment

2004 CapEx expected to be about US$ 2 billion

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